Exhibit 99.1

ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal First Quarter Ended December 31, 2019

VANCOUVER and HOUSTON, TX, Feb. 13, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (NASDAQ: EPIX, TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal first quarter ended December 31, 2019. All references to "$" in this release refer to United States dollars, unless otherwise indicated.

"This past calendar year was a transformative year for ESSA, and we are excited to continue the momentum into 2020. Preparations for an IND filing are nearly complete and we remain on track to file the IND in the first quarter of 2020 with an initiation of the Phase 1 study of EPI-7386 expected shortly thereafter," stated David Parkinson, MD, President and CEO of ESSA. Dr. Parkinson continued, "From our successful acquisition of Realm Therapeutics and fundraising efforts in 2019, ESSA ended the year with $45.9M in cash. Our current cash balance allows us to complete the Phase 1 monotherapy dose-escalation study and an expansion phase to that study. We expect to enroll approximately 18 patients at multiple well-known US and Canadian medical institutions in a standard 3+3 trial design with an approximate 10 additional patients enrolled in the dose expansion cohort. In addition, we believe the Company is sufficiently funded to also conduct a combination study of EPI-7386 with currently utilized antiandrogens in prostate cancer patients with earlier stages of the disease. We look forward to presenting additional preclinical data at upcoming conferences in the first half of 2020".

Recent Corporate Highlights

  Abstracts were accepted for presentations at the American Association for Cancer Research Special Conference on Advances in Prostate Cancer Research on March 14, 2020 and the 2020 American Urological Association Annual Meeting on May 18, 2020.
  On February 13, 2020, a poster abstract of EPI-7386 was presented at the American Society of Clinical Oncology GU highlighting preclinical data including new data showing EPI-7386 activity in an enzalutamide-resistant patient-derived xenograft model and favorable safety results from our IND-enabling studies.
  In October 2019, the Company paid off the balance of its $3.6M debt facility, leaving the Company with no outstanding debt.

Summary Financial Results

  Net Income (Loss). ESSA recorded a net loss of $4.6 million ($0.22 loss per common share based on 20,762,374 weighted average common shares outstanding) for the quarter ended December 31, 2019, compared to a net loss of $2.7 million ($0.43 loss per common share based on 6,305,283 weighted average common shares outstanding) for the quarter ended December 31, 2018.
  Research and Development ("R&D") expenditures. R&D expenditures for the quarter ended December 31, 2019 were $2.6 million compared to $1.3 million for the quarter ended December 31, 2018. The increase in R&D expenditures for the quarter were primarily related to ESSA's efforts in preparing an Investigational New Drug ("IND") application for its recently nominated clinical candidate, EPI-7386. Costs in the comparative period included preclinical research related to the Company's next-generation aniten compounds.
  General and administration ("G&A") expenditures. G&A expenditures for the quarter ended December 31, 2019 were $2.1 million compared to $1.2 million for the quarter ended December 31, 2018. The decrease in the quarter is primarily due to share-based payments made as a result of stock options issued in the period.

Liquidity and Outstanding Share Capital

Cash on hand at December 31, 2019 was $45.9 million, with working capital of $45.5 million, reflecting the aggregate gross proceeds of the August 2019 financing of $36 million and the acquisition of Realm Therapeutics plc which provided the Company with $22.2 million in cash, less operating expenses in the intervening period.

As of December 31, 2019, the Company had 20,762,374 common shares issued and outstanding.

In addition, as of December 31, 2019 there were 12,393,092 common shares issuable upon the exercise of warrants and broker warrants. This includes 11,919,404 prefunded warrants at an exercise price of $0.0001, and 473,688 other warrants at a weighted average exercise price of $34.36. There are 5,311,500 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $3.43 per common share.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to file an IND with the U.S. Food and Drug Administration ("FDA") for EPI-7386 in the first calendar quarter of 2020. For more information, please visit www.essapharma.com and follow us on Twitter under @ESSAPharma.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC, and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the preparation and expected timing of an IND filing with the FDA for EPI-7386, a Phase 1 study of EPI-7386, a combination study of EPI-7386, presentations with respect to EPI-7386, and other statements surrounding the Company's clinical evaluation of EPI-7386.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
Amounts in thousands of United States dollars

	December 31, 2019	September 30, 2019

Cash	$45,934	$53,323
Prepaid and other assets	1,430	1,451

Total assets	$ 47,364	$ 54,774

Current liabilities	1,228	5,575
Lease liability	27	-
Derivative liability	79	18
Shareholders' deficiency	46,030	49,181

Total liabilities and shareholders' deficiency	$ 47,364	$ 54,774

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
Amounts in thousands of United States dollars, except share and per share data

	Three months ended December 31, 2019	Three months ended December 31, 2018

OPERATING EXPENSES
Research and development	$2,587	$1,286
Financing costs	216	177
General and administration	2,144	1,247

Total operating expenses	(4,947)	(2,710)

Gain (loss) on derivative liability	(61)	13
Other items	107	(3)

Net loss before taxes	(4,901)	(2,700)
Income tax recovery (expense)	278	(10)

Net loss for the period	$(4,623)	$(2,710)

Basic and diluted loss per common share	$(0.22)	$(0.43)

Weighted average number of common shares outstanding	20,762,374	6,305,283

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SOURCE ESSA Pharma Inc

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For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, Email: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006, Email: alada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 17:48e 13-FEB-20